News Release

CIBC ANNOUNCES SALE OF JUNIPER FINANCIAL CORP. TO BARCLAYS BANK PLC

TORONTO, Aug. 18, 2004 — CIBC today announced it has entered into an agreement to sell U.S.-based Juniper Financial Corp. to Barclays Bank PLC for US$293 million (approximately C$383 million at yesterday’s exchange rate), subject to certain adjustments. The transaction is expected to close by the end of calendar 2004, subject to customary regulatory approval and closing conditions, resulting in a pre-tax gain of approximately C$98 million (C$46 million after tax) that will be recorded upon closing.

CIBC acquired a 51% interest in Juniper Financial Corp., a credit card issuer based in Wilmington, Delaware, in 2001 and subsequently increased its ownership to 98%. The remaining 2% is owned by senior management of Juniper Financial Corp. Barclays is purchasing 100% of Juniper Financial Corp.

About CIBC
CIBC is a leading North American financial institution with more than nine million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network and at branches and offices across Canada, the United States and around the world. You can find other news releases and information about CIBC in our Press Centre on our corporate website at www.cibc.com.

About Barclays Bank PLC
Barclays is an international financial services group engaged primarily in banking, investment banking and investment management. Barclays has been involved in banking for over 300 years and operates in over 60 countries, with 76,200 employees and over 2,900 branches worldwide. Barclays has five major business groupings. UK Banking, Private Clients and International, Barclaycard, Barclays Capital and BGI. For more information about Barclays PLC, please visit www.barclays.com

Juniper Financial Corp.
Juniper Financial Corp. is a US credit card issuer with $1.4 billion in receivables and approximately 700,000 accounts. It is based in Wilmington, Delaware and has approximately 400 employees. Juniper issues cards for some of the most successful organizations in the US including AirTran Airways, Best Western, Caesars Entertainment, Frontier Airlines, Midwest

Airlines, National Park Foundations, Orbitz, Sinclair Oil and Gulf Petroleum among others. Please visit www.juniper.com for more information about Juniper’s products and services.

A NOTE ABOUT FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

Contact: Rob McLeod, CIBC, (416) 980-3714; Pam Horrell, Barclays Bank, 011-44-207-699-2659